Exhibit 99.1

January 16, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Composition of Committee of the Board

Pursuant to Regulation 30 read with Regulation 20 and other applicable Regulations of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform that the Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over January 15-16, 2026, considered and approved reconstitution of the Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee) of the Board as detailed below:

Induction of Ms. Päivi Rekonen, Independent Director in place of Dr. Patrick J. Ennis, Independent Director as Member of the Stakeholders Relationship Committee with effect from April 1, 2026.

Post reconstitution, the composition of the Stakeholders Relationship Committee shall be as under:

Sr. No.	Name of the Director	Position in the Committee

1.	Mr. Deepak M. Satwalekar	Chairman

2.	Mr. Rishad A. Premji	Member

3.	Ms. Päivi Rekonen	Member w.e.f. April 1, 2026

The Board Meeting commenced on January 15, 2026 at 3 PM, and finally concluded on January 16, 2026 at 3:35 PM.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan
Company Secretary